BRISTA CORP.

Stigu iela, 26 dz. 2, Mezares, Babites pagasts, Latvia LV- 2101, Tel. 37127196113

March 28, 2014

Ms. Asia Timmons-Pierce or Mr. Craig Slivka

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re: Brista Corp.

Amendment No. 3 to

Registration Statement on Form S-1

Filed February 27, 2014

File No. 333-191721

Dear Ms. Asia Timmons-Pierce and Mr. Craig Slivka:

Pursuant to the staff’s telephone conversation with counsel of Brista Corp., a Nevada corporation (the “Company”), on March 18, 2014, the Company herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Amended Registration Statement") with January 31, 2014 financial statements in response to the Commission's oral comments, with reference to the Company's amendment number 3 to registration statement on Form S-1 filed with the Commission on February 27, 2014.

Please direct any further comments or questions you may have to the company at bristacorp@gmail.com

Thank you.

Sincerely,

/S/ Andrejs Levaskovics

Andrejs Levaskovics, President

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